
20110002



**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON, D.C. 20549-4561**

DIVISION OF
CORPORATION FINANCE

December 19, 2011

Joseph J. Sweeney
Applied Materials, Inc.
Joseph_Sweeney@amat.com

Re: Applied Materials, Inc.

Dear Mr. Sweeney:

This is in regard to your letter dated December 15, 2011 concerning the shareholder proposal submitted by the United Brotherhood of Carpenters Pension Fund for inclusion in Applied Materials' proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal and that Applied Materials therefore withdraws its October 31, 2011 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

William A. Hines
Special Counsel

cc: Edward J. Durkin
United Brotherhood of Carpenters
edurkin@carpenters.org



**APPLIED MATERIALS.**

3050 Bowers Avenue
Santa Clara, CA 95054-3299
Phone: (408) 727-5555
FAX: (408) 748-5119

Mailing Address:
Applied Materials, Inc.
P.O. Box 58039
Santa Clara, CA 95052-8039

December 15, 2011

***Via Electronic Mail: shareholderproposals@sec.gov***

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington D.C. 20549

***Re: Applied Materials, Inc. – Stockholder Proposal Submitted by Mr. Douglas J. McCarron on Behalf of United Brotherhood of Carpenters Pension Fund***

Dear Sir or Madam:

This letter updates and supplements the letter dated October 31, 2011 (the "**Notice Letter**") submitted by Applied Materials, Inc., a Delaware corporation (the "**Company**"), to the Staff of the Division of Corporation Finance (the "**Staff**") of the Securities and Exchange Commission (the "**Commission**"). In the Notice Letter, the Company stated that it intended to omit from its proxy statement for its 2012 annual meeting of stockholders (the "**2012 Proxy Statement**") a stockholder proposal (the "**Proposal**") submitted by Mr. Douglas J. McCarron on behalf of the United Brotherhood of Carpenters Pension Fund (the "**Proponent**") under cover of letter dated September 29, 2011 and received by the Company on such date. The Notice Letter stated further that at a meeting on December 5-6, 2011, the Company's Board of Directors (the "**Board**") would consider, and was expected to approve, an amendment to the Company's Bylaws (the "**Amendment**") that would substantially implement the Proposal.

We now write to inform you that the Board has approved the Amendment, as described below in detail. With such approval, the Company has substantially implemented the Proposal. After reviewing the Company's Form 8-K reporting the Board's approval of the Amendment, the Proponent withdrew the Proposal. Accordingly, the Company respectfully submits that it may exclude the Proposal from the 2012 Proxy Statement.

On December 6, 2011, the Board approved the Amendment, which requires a majority vote standard for uncontested director elections. This Amendment became effective immediately upon approval by the Board on December 6, 2011 and was reported on a Current Report on Form 8-K filed with the Commission on December 7, 2011, a copy of which is available at http://www.sec.gov/Archives/edgar/data/6951/000119312511333743/d265524d8k.htm. For the Staff's reference, **Exhibit A** to this letter contains the revisions to the applicable section of the Bylaws, as modified by the Amendment.

On December 7, 2011, the Company orally notified the Proponent that the Board had approved the Amendment and that such action was reported on a Form 8-K. After reviewing the Company's Form 8-K, the Proponent withdrew the Proposal via a facsimile dated December 9, 2011, a copy of which is attached hereto as **Exhibit B.**

If you have any questions or require any additional information, please contact me at (408) 748-5420 or Joseph_Sweeney@amat.com. If the Staff is unable to agree with our conclusions without additional information or discussions, we respectfully request the opportunity to confer with members of the Staff prior to issuance of any written response to this letter or the Notice Letter.

Please acknowledge receipt of this letter by replying to the e-mail to which this letter is attached.

Sincerely,



Joseph J. Sweeney
Senior Vice President
General Counsel and Corporate Secretary

Enclosures

cc: Mr. Douglas J. McCarron, via facsimile at (202) 543-5724
Mr. Edward J. Durkin, via Electronic Mail at EDurkin@carpenters.org

**Exhibit A**

*Section 3.3 of the Bylaws of Applied Materials, Inc., as amended and restated:*

**3.3 Election, Qualification and Term of Office of Directors.** Except as provided in Section 3.4 of these bylaws, directors shall be elected at each annual meeting of stockholders. Each director of the corporation shall be elected by the vote of the majority of the votes cast with respect to the director at any meeting of the stockholders held for the election of directors at which a quorum is present; provided, however, that at any meeting of the stockholders for which the secretary of the corporation determines that the number of nominees exceeds the number of directors to be elected as of the record date for such meeting, the directors shall be elected by the vote of a plurality of the shares present in person or represented by proxy at such meeting and entitled to vote on the election of directors. For purposes of this Section 3.3, a majority of the votes cast means that the number of shares voted "for" a director must exceed the number of votes cast "against" that director. Votes cast shall include votes "for" and "against" a nominee and exclude "abstentions" and "broker non-votes" with respect to that nominee's election. The Corporate Governance and Nominating Committee of the board of directors shall establish procedures, and may amend the same from time to time, under which any director who is not elected shall offer to tender his or her resignation to the board of directors. The Corporate Governance and Nominating Committee shall make a recommendation to the board of directors on whether to accept or reject the offer of resignation, or whether other action should be taken. The board of directors shall act on the Corporate Governance and Nominating Committee's recommendation and publicly disclose its decision and the underlying rationale within ninety (90) days from the date of the certification of the election results. In making their respective decisions, the Corporate Governance and Nominating Committee and the board of directors shall consider all factors they deem relevant. The director who tenders his or her offer of resignation shall not participate in the vote in either the Corporate Governance and Nominating Committee's recommendation or the board of directors' decision. Directors need not be stockholders. Each director, including a director elected to fill a vacancy, shall hold office until his or her successor is elected and qualified or until his or her earlier resignation or removal.

Elections of directors need not be by written ballot.

**Exhibit B**

**Withdrawal Letter**


UNITED BROTHERHOOD OF CARPENTERS AND JOINERS OF AMERICA

United Brotherhood of Carpenters
and Joiners of America
101 Constitution Ave., N.W.
Washington, DC 20001

Edward J. Durkin
Director, Corporate Affairs Department

Telephone: 202-546-6206 EXT 221

Fax: 202-547-8979

**DATE**
Friday, December 09, 2011

**TO**
Joseph J. Sweeney
Corporate Secretary
Applied Materials, Inc.

**SUBJECT**
Carpenter Pension Fund Shareholder Proposal

**FAX NUMBER**
408-563-4635

**FROM**
Ed Durkin

**NUMBER OF PAGES (Including This Cover Sheet)**
2



FAX TRANSMISSION



UNITED BROTHERHOOD OF CARPENTERS AND JOINERS OF AMERICA

*Douglas J. McCarron*

General President

[SENT VIA FACSIMILE 408-563-4635]

December 9, 2011

Joseph J. Sweeney
Corporate Secretary
Applied Materials, Inc.
3225 Oakmead Village Drive
Santa Clara, CA 95054

Dear Mr. Sweeney:

On behalf of the United Brotherhood of Carpenters Pension Fund ("Fund"), I hereby withdraw the majority vote standard shareholder proposal submitted by the Fund to Applied Materials, Inc. on September 29, 2011. The Fund's withdrawal is in response to the action by Applied Materials' Board of Directors on December 6, 2011, to approve restated bylaws that include a majority vote standard in uncontested director elections. The Board is to be commended for its action that will serve the best interests of Applied Materials and its shareholders.

Sincerely,

Edward J. Durkin

cc. Douglas J. McCarron, Fund Chair

101 Constitution Avenue, N.W. Washington, D.C. 20001 Phone: (202) 546-6206 Fax: (202) 543-5724



APPLIED MATERIALS.

3050 Bowers Avenue
Santa Clara, CA 95054-3299
Phone: (408) 727-5555
FAX: (408) 748-5119

Mailing Address:
Applied Materials, Inc.
P.O. Box 58039
Santa Clara, CA 95052-8039

October 31, 2011

***Via Electronic Mail: shareholderproposals@sec.gov***

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington D.C. 20549

***Re: Applied Materials, Inc. – Stockholder Proposal Submitted by Mr. Douglas J. McCarron on Behalf of United Brotherhood of Carpenters Pension Fund***

Dear Sir or Madam:

In accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), Applied Materials, Inc., a Delaware corporation (the "**Company**"), hereby gives notice of the Company's intention to omit from its proxy statement for its 2012 annual meeting of stockholders (the "**2012 Proxy Statement**") a stockholder proposal (the "**Proposal**") submitted by Mr. Douglas J. McCarron on behalf of the United Brotherhood of Carpenters Pension Fund (the "**Proponent**") under cover of letter dated September 29, 2011 and received by the Company via a facsimile transmission on such date. A copy of the Proposal, together with the Proponent's statement, is attached hereto as **Exhibit A**.

The Company requests confirmation that the staff of the Division of Corporation Finance (the "**Staff**") of the Securities and Exchange Commission (the "**Commission**") will not recommend any enforcement action if the Company omits the Proposal from the 2012 Proxy Statement on the grounds that the Company has substantially implemented the Proposal within the meaning of Rule 14a-8(i)(10).

The Company expects to file its definitive 2012 Proxy Statement with the Commission on or about January 23, 2012, and this letter is being filed with the Commission more than 80 calendar days before such date in accordance with Rule 14a-8(j). Pursuant to Staff Legal Bulletin No. 14D (CF), *Shareholder Proposals* (November 7, 2008), question C, we have submitted this letter and the related correspondence from the Proponent to the Commission via email to shareholderproposals@sec.gov. In accordance with Rule 14a-8(j) and the instructions contained in the letter accompanying the Proposal, a copy of this submission is being forwarded simultaneously to the Proponent and to Mr. Edward J. Durkin, the Proponent's listed contact. This letter constitutes the Company's statement of the reasons it deems the omission of the Proposal from the 2012 Proxy Statement to be proper.

## I. The Proposal

The full text of the Proposal and supporting statement is as follows:

**"Director Election Majority Vote Standard Proposal**

**Resolved:** That the shareholders of Applied Materials, Inc. ("Company") hereby request that the Board of Directors initiate the appropriate process to amend the Company's corporate governance documents (certificate of incorporation or bylaws) to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders, with a plurality vote standard retained for contested director elections, that is, when the number of director nominees exceeds the number of board seats.

**Supporting Statement:** Applied Materials' Board of Directors should establish a majority vote standard in director elections in order to provide shareholders a meaningful role in these important elections. The proposed majority vote standard requires that a director nominee receive a majority of the votes cast in an election in order to be formally elected. Under the company's current plurality standard, a board nominee can be elected with as little as a single affirmative vote, even if a substantial majority of the votes cast are "withheld" from the nominee. We believe that a majority vote standard in board elections establishes a challenging vote standard for board nominees, enhances board accountability, and improves the performance of boards and individual directors.

Over the past five years, a significant majority of companies in the S&P 500 Index has adopted a majority vote standard in company bylaws, articles of incorporation, or charter. These companies have also adopted a director resignation policy that establishes a board-centered post-election process to determine the status of any director nominee that is not elected. This dramatic move to a majority vote standard is in direct response to strong shareholder demand for a meaningful role in director elections. However, Applied Materials has responded only partially to the call for change, simply adopting a post-election director resignation policy that sets procedures for addressing the status of director nominees that receive more "withhold" votes than "for" votes. The plurality vote standard remains in place.

Applied Materials' Board of Directors has not acted to establish a majority vote standard, retaining its plurality vote standard, despite the fact that many of its self-identified peer companies including Advanced Micro Devices, Inc., The AES Corporation, Intel, Motorola, Texas Instruments and Micron Technology have adopted majority voting. The Board should take this critical first step in establishing a meaningful majority vote standard. With a majority vote standard in place, the Board can then act to adopt a director resignation policy to address the status of unelected directors. A majority vote standard combined with a post-election director resignation policy would establish a meaningful right for shareholders to elect directors at

Applied Materials, while reserving for the Board an important post-election role in determining the continued status of an unelected director. We urge the Board to join the mainstream of major U.S. companies and establish a majority vote standard."

On October 3, 2011, within 14 days of the Company's receipt of the Proposal, the Company sent to the Proponent via facsimile and email a notification of an eligibility and procedural deficiency with respect to the Proposal (the "**Deficiency Letter**"), in that the Proponent had failed to provide written evidence of its stock ownership as required by Rule 14a-8(b)(2). The Deficiency Letter further requested that the Proponent remedy this deficiency within 14 calendar days. The Proponent provided verification of its stock ownership through the record holder of Proponent's beneficially owned shares of stock via a facsimile transmission received by the Company on October 5, 2011. A copy of the Deficiency Letter, the verification of stock ownership and related correspondence are attached hereto as **Exhibit B**.

## II. The Proposal May Be Excluded Under Rule 14a-8(i)(10) As Substantially Implemented

Rule 14a-8(i)(10) permits a company to exclude a stockholder proposal from its proxy materials if the company has substantially implemented the proposal. Moreover, no-action relief under this rule has been granted where a company represents that its board of directors is expected to take action that will substantially implement the proposal, and then supplements its request for no-action relief by notifying the Staff after that action has been taken by the board.

At or before its upcoming meeting on December 5-6, 2011, the Company's Board of Directors (the "**Board**") will consider, and is expected to approve, an amendment to the Company's Amended and Restated Bylaws (the "**Bylaws**") that will substantially implement the Proposal. Therefore, the Company respectfully submits that it may exclude the Proposal from the 2012 Proxy Statement on this ground.

### A. *Expected Board Action*

At or before its December 5-6, 2011 meeting, the Board is expected to approve amendments to the Bylaws to amend the existing plurality vote standard and instead put in place a majority vote standard for uncontested director elections (the "**Proposed Amendment**"). For the Staff's reference, **Exhibit C** to this letter contains the proposed revisions to the applicable section of the Bylaws, as modified by the Proposed Amendment. The Company's executive management has already approved the Proposed Amendment and will recommend that the Board approve them. In addition, the Corporate Governance and Nominating Committee of the Board, which will meet before the Board meets to take action on the Proposed Amendment, is expected to approve, and recommend that the Board approve, the Proposed Amendment.

The Proposed Amendment specifies that director nominees in uncontested elections would be elected by a majority of votes cast, meaning that the number of votes "for" a nominee must exceed the number of votes cast "against" that nominee, with "abstentions" and "broker non-votes" excluded with respect to that nominee's election. Stockholders would also be entitled to abstain with respect to the election of any director. In accordance with Delaware law, abstentions would have no effect in determining whether the required affirmative majority vote had been obtained. Consistent with the supporting statement in the Proposal, the Board is also expected to adopt policies and procedures requiring any director nominee who does not receive a majority of votes cast in an uncontested election to offer to tender his or her resignation to the Board. The supporting statement indicates that "a majority vote standard combined with a post-election director resignation policy would establish a meaningful right for shareholders to elect directors at Applied Materials."

There are no voting provisions related to the election of directors in the Company's Certificate of Incorporation (as amended and restated, the "**Certificate**") and, therefore, no amendment to the Certificate is required to adopt a majority vote standard for director elections.

The Proposed Amendment would be in compliance with applicable law. Section 109(a) of the Delaware General Corporation Law (the "**DGCL**") and the applicable provisions of the Certificate and Bylaws allow the Board to amend the Bylaws without stockholder approval.

Since the Board is expected to initiate the appropriate process necessary to amend the Company's governance documents (i.e., the Bylaws) to provide for director nominees to be elected by a majority vote standard in uncontested director elections as described above, the Company would have substantially implemented the Proposal and may therefore omit it from its 2012 Proxy Statement in reliance upon Rule 14a-8(i)(10).

**B.** ***The Proposed Amendment Substantially Implements the Proposal Within the Meaning of Rule 14a-8(i)(10)***

Interpreting the predecessor to Rule 14a-8(i)(10), the Commission has stated that the rule was "designed to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by the management." *Exchange Act Release No. 12598* (July 7, 1976). When a company can demonstrate that it already has taken actions to address each element of a stockholder proposal, the Staff has concurred that the proposal has been "substantially implemented" and may be excluded as moot. See, e.g., *Exxon Mobil Corp.* (avail. January 24, 2001); *The Gap, Inc.* (avail. March 8, 1996); *Nordstrom, Inc.* (avail. February 8, 1995). Moreover, a proposal need not be "fully effected" by the company in order to be excluded as substantially implemented. *See Exchange Act Release No. 40018 at n.30* and accompanying text (May 21, 1998); *Exchange Act Release No. 20091 at § II.E.6.* (August 16, 1983). The Staff has noted that "a determination that the [c]ompany has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (avail. March 28, 1991). In other words, substantial implementation under Rule 14a-8(i)(10) requires that a company's actions satisfactorily address the underlying concerns of the proposal and that the "essential objective" of the proposal has been addressed. *See, e.g., Anheuser-Busch Cos., Inc.* (avail. January 17, 2007); *ConAgra Foods, Inc.* (avail. July 3, 2006); *Johnson & Johnson* (avail. February 17, 2006); *The Talbots, Inc.* (avail. April 5, 2002); *Masco Corp.* (avail. March 29, 1999).

With respect to amendments to governance documents (i.e., bylaws and charter) in particular, numerous Staff no-action letters have been issued where companies have sought to exclude from their proxy materials stockholder proposals requesting such action when the company's board of directors has approved the necessary amendments to its certificate of incorporation and/or bylaws. *See, e.g., Allergan, Inc.* (avail. January 18, 2011) (board had expressed intent to recommend to stockholders that they approve amendment to charter to allow for yearly elections of each director); *NYSE Euronext* (avail. December 3, 2009) (company initiated process to amend bylaws to adopt majority vote standard for uncontested director elections); *Del Monte Foods Company* (avail. June 3, 2009) (board had determined to recommend to stockholders that they approve amendment to company charter to allow for yearly elections of each director); *Oak Valley Bancorp* (avail. March 25, 2009) (board instituted bylaw amendment to allow cumulative voting); *General Dynamics Corporation* (avail. February 6, 2009) (board approved a bylaw amendment to permit stockholders to call a special meeting of stockholders), each granting no-action relief where a company intended to omit from its proxy materials a stockholder proposal where the board of directors had approved or initiated a process to amend the bylaws or charter substantially similar to the underlying stockholder proposal.

Moreover, the Staff has consistently granted no-action relief under Rule 14a-8(i)(10) where a company intends to omit a stockholder proposal on the grounds that the board of directors is expected to take certain action that will substantially implement the proposal, and then supplements its request for no-action relief by notifying the Staff after that action has been taken by the board of directors. *See, e.g., American Tower Corp.* (avail. April 5, 2011); *Baxter Int'l. Inc.* (avail. February 3, 2011); *Omnicom Group Inc.* (avail. March 29, 2011); *General Dynamics Corporation* (avail. February 6, 2009); *Applied Materials, Inc.* (avail. December 19, 2008), each granting no-action relief where the company notified the Staff of its intention to omit a stockholder proposal under Rule 14a-8(i)(10) because the board of directors was expected to take action that would substantially implement the proposal, and the company supplementally notified the Staff of the board action.

As stated above, on or before December 5-6, 2011, the Board is expected to approve the Proposed Amendment, which will amend the Bylaws to adopt a majority vote standard for uncontested director elections in compliance with the DGCL. The Company undertakes to supplementally notify the Staff after the Board acts on the Proposed Amendment.

In short, upon Board approval of the Proposed Amendment, the Board will have taken all steps to adopt a majority vote standard for uncontested director elections in the Bylaws and thereby will have achieved the "essential objective" of, and "substantially implemented," the Proposal. Accordingly, the Company respectfully submits that it may omit the Proposal from its 2012 Proxy Statement in accordance with Rule 14a-8(i)(10).

## III. Conclusion

For the foregoing reasons, the Company respectfully requests that the Staff confirm that it will not recommend enforcement action if the Company omits the Proposal from its 2012 Proxy Statement.

If you have any questions or require any additional information, please do not hesitate to contact me at (408) 748-5420 or Joseph_Sweeney@amat.com. If the Staff is unable to agree with our conclusions without additional information or discussions, we respectfully request the opportunity to confer with members of the Staff prior to issuance of any written response to this letter.

Sincerely,



Joseph J. Sweeney
Senior Vice President
General Counsel and Corporate Secretary

Enclosures

cc: Mr. Douglas J. McCarron, via facsimile at (202) 546-6206
Mr. Edward J. Durkin, via electronic mail at EDurkin@carpenters.org

**Exhibit A**

The Proposal

See attached.


UNITED BROTHERHOOD OF CARPENTERS AND JOINERS OF AMERICA

**United Brotherhood of Carpenters and Joiners of America**
**101 Constitution Ave., N.W.**
**Washington, DC 20001**

**Edward J. Durkin**
**Director, Corporate Affairs Department**

**Telephone: 202-546-6206 EXT 221**

**Fax: 202-543-4871**

**■DATE**
Thursday, September 29, 2011

**■TO**
Joseph J. Sweeney
Corporate Secretary
Applied Materials, Inc

**■SUBJECT**
Carpenter Pension Fund Shareholder Proposal

**■FAX NUMBER**
408-563-4635

**■FROM**
Ed Durkin

**■NUMBER OF PAGES (Including This Cover Sheet)**
3



FAX TRANSMISSION ■



UNITED BROTHERHOOD OF CARPENTERS AND JOINERS OF AMERICA

*Douglas J. McCarron*

General President

**[SENT VIA FACSIMILE]**

September 29, 2011

Joseph J. Sweeney
Corporate Secretary
Applied Materials, Inc.
3225 Oakmead Village Drive
Santa Clara, CA 95054

Dear Mr. Sweeney:

On behalf of the United Brotherhood of Carpenters Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Applied Materials, Inc. ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal relates to the issue of a majority vote standard in director elections, and is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission proxy regulations.

The Fund is the beneficial owner of 16,774 shares of the Company's common stock that have been held continuously for more than a year prior to this date of submission. The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you would like to discuss the Proposal, please contact Ed Durkin at edurkin@carpenters.org or at (202)546-6206 x221 to set a convenient time to talk. Please forward any correspondence related to the proposal to Mr. Durkin at United Brotherhood of Carpenters, Corporate Affairs Department, 101 Constitution Avenue, NW, Washington D.C. 20001 or via fax to (202) 543-4871.

Sincerely,

Douglas J. McCarron
Fund Chairman

cc. Edward J. Durkin
Attachment

101 Constitution Avenue, N.W. Washington, D.C. 20001 Phone: (202) 546-6206 Fax: (202) 543-5724

**Director Election Majority Vote Standard Proposal**

**Resolved:** That the shareholders of Applied Materials, Inc. ("Company") hereby request that the Board of Directors initiate the appropriate process to amend the Company's corporate governance documents (certificate of incorporation or bylaws) to provide that director nominees shall be elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders, with a plurality vote standard retained for contested director elections, that is, when the number of director nominees exceeds the number of board seats.

**Supporting Statement:** Applied Materials' Board of Directors should establish a majority vote standard in director elections in order to provide shareholders a meaningful role in these important elections. The proposed majority vote standard requires that a director nominee receive a majority of the votes cast in an election in order to be formally elected. Under the company's current plurality standard, a board nominee can be elected with as little as a single affirmative vote, even if a substantial majority of the votes cast are "withheld" from the nominee. We believe that a majority vote standard in board elections establishes a challenging vote standard for board nominees, enhances board accountability, and improves the performance of boards and individual directors.

Over the past five years, a significant majority of companies in the S&P 500 Index has adopted a majority vote standard in company bylaws, articles of incorporation, or charter. These companies have also adopted a director resignation policy that establishes a board-centered post-election process to determine the status of any director nominee that is not elected. This dramatic move to a majority vote standard is in direct response to strong shareholder demand for a meaningful role in director elections. However, Applied Materials has responded only partially to the call for change, simply adopting a post-election director resignation policy that sets procedures for addressing the status of director nominees that receive more "withhold" votes than "for" votes. The plurality vote standard remains in place.

Applied Materials' Board of Directors has not acted to establish a majority vote standard, retaining its plurality vote standard, despite the fact that many of its self-identified peer companies including Advanced Micro Devices, Inc., The AES Corporation, Intel, Motorola, Texas Instruments and Micron Technology have adopted majority voting. The Board should take this critical first step in establishing a meaningful majority vote standard. With a majority vote standard in place, the Board can then act to adopt a director resignation policy to address the status of unelected directors. A majority vote standard combined with a post-election director resignation policy would establish a meaningful right for shareholders to elect directors at Applied Materials, while reserving for the Board an important post-election role in determining the continued status of an unelected director. We urge the Board to join the mainstream of major U.S. companies and establish a majority vote standard.

**Exhibit B**

Correspondence Related to Stock Ownership

See attached.

# Applied Materials, Inc.



## Law Department

3050 Bowers Avenue, M/S 1241
Santa Clara, CA 95054
Fax: (408) 563-4635


---

**TO:** Mr. Douglas J. McCarron

**COMPANY:** United Brotherhood of Carpenters Pension Fund

**FAX:** 202-543-5724

**Phone:**

**FROM:** Joseph J. Sweeney

**PHONE:** 408-748-5420

**DATE:** October 3, 2011

**PAGES:** 4, including cover sheet

---

**MESSAGE:**

**Report transmission errors to Amy Qura (408) 235-6491**



3050 Bowers Avenue
Santa Clara, CA 95054-3299
Phone: (408) 727-5555
FAX: (408) 748-5119

Mailing Address:
Applied Materials, Inc.
P.O. Box 58039
Santa Clara, CA 95052-8039

October 3, 2011

**Via Facsimile – (202) 543-4871**

Mr. Edward J. Durkin
United Brotherhood of Carpenters Pension Fund
Corporate Affairs Department
101 Constitution Avenue, N.W.
Washington, D.C. 20001

Dear Mr. Durkin:

I received by facsimile a letter, dated September 29, 2011 (the "Letter"), from Mr. Douglas J. McCarron submitting on behalf of the United Brotherhood of Carpenters Pension Fund (the "Fund") a shareholder proposal (the "Proposal") for inclusion in the proxy statement of Applied Materials, Inc. (the "Company") for its 2012 Annual Meeting of Stockholders (the "Annual Meeting"). The Letter states that:

> The Fund is the beneficial owner of 16,774 shares of the Company's common stock that have been held continuously for more than a year prior to this date of submission. The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders.

However, the Company has been unable to independently verify the Fund's ownership of the Company's common stock. As a result, the Company believes that the Proposal does not meet the requirements of Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended (the "Act"). Accordingly, the Company respectfully requests that you submit verification of the Fund's share holdings in the Company.

As described in Rule 14a-8(b)(2)(i) under the Act, you may demonstrate that the Fund is eligible to present proposals to be considered at the Annual Meeting by submitting to us a written statement from the record holder of the Fund's securities (usually a bank or broker) verifying that, at the time you submitted the proposal, the Fund continuously held the requisite amount of securities (*i.e.*, at least $2,000 in market value, or 1%, of the Company's common stock ) for at least one year prior to your submission of the Proposal. Please note that although the Letter indicated that the record holder of the shares beneficially owned by the Fund would provide the appropriate verification of the Fund's beneficial ownership by separate letter, no such letter has been received.

Pursuant to Rule 14a-8(f) under the Act, the Company hereby requests that you provide the written statement from the record owner of the shares the Fund beneficially owns regarding continuous ownership required by Rule 14a-8(b)(2)(i) under the Act as described above within 14 calendar days from the date of this letter. If within this time period you do not furnish to the Company such written statement, the Company believes that it will be entitled to omit the Proposal from its proxy statement for the Annual Meeting.

For your convenience, a copy of the full text of Rule 14a-8(b) under the Act is attached to this letter.

If you have any questions, please contact me at (408) 748-5420.

Sincerely,



Joseph J. Sweeney
Senior Vice President
General Counsel and Corporate Secretary

cc: Mr. Douglas J. McCarron, via facsimile at (202) 543-5724

*Rule 14a-8(b) Under the Securities Exchange Act of 1934, as amended*

* * *

**(b) Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

* * *

TRANSMISSION VERIFICATION REPORT

TIME : 10/03/2011 16:09
NAME :
FAX :
TEL :
SER.# : BROL5J380390

| | |
|---|---|
| DATE,TIME | 10/03 16:08 |
| FAX NO./NAME | 912025435724 |
| DURATION | 00:01:36 |
| PAGE(S) | 04 |
| RESULT | OK |
| MODE | STANDARD<br>ECM |

# Applied Materials, Inc.



## Law Department

3050 Bowers Avenue, M/S 1241
Santa Clara, CA 95054
Fax: (408) 563-4635

**TO:** Mr. Douglas J. McCarron

**COMPANY:** United Brotherhood of Carpenters Pension Fund

**FAX:** 202-543-5724

**Phone:**

**FROM:** Joseph J. Sweeney

**PHONE:** 408-748-5420

**DATE:** October 3, 2011

**PAGES:** 4, including cover sheet

**MESSAGE:**

**To-Anh Nguyen**

| | |
|---|---|
| **From:** | To-Anh Nguyen |
| **Sent:** | Monday, October 03, 2011 6:08 PM |
| **To:** | 'edurkin@carpenters.org' |
| **Cc:** | Joseph Sweeney |
| **Subject:** | Shareholder Proposal |
| **Attachments:** | Letter to Mr. Edward Durkin 10.3.2011.pdf |

Dear Mr. Durkin,

On behalf of Applied Materials, Inc. ("Applied"), please find attached a response to a letter, dated September 29, 2011, from Mr. Douglas J. McCarron submitting a shareholder proposal to Applied for its 2012 Annual Meeting (the "Letter").

Earlier today, we faxed the attached response to Mr. McCarron. However, after numerous attempts, we have not been able to fax it to you at 202-543-4871, which is the fax number provided in the Letter. Accordingly, we are sending the response to you by email.

Please acknowledge your receipt of this email and its attachment by replying to me.

Thank you,
To-Anh Nguyen

To-Anh Nguyen
Corporate Legal Affairs | Applied Materials
Office 408.563.7890 | Fax 408.986.2871



APPLIED MATERIALS

3050 Bowers Avenue
Santa Clara, CA 95054-3299
Phone: (408) 727-5555
FAX: (408) 748-5119

Mailing Address:
Applied Materials, Inc.
P.O. Box 58039
Santa Clara, CA 95052-8039

October 3, 2011

**Via Facsimile – (202) 543-4871**

Mr. Edward J. Durkin
United Brotherhood of Carpenters Pension Fund
Corporate Affairs Department
101 Constitution Avenue, N.W.
Washington, D.C. 20001

Dear Mr. Durkin:

I received by facsimile a letter, dated September 29, 2011 (the "Letter"), from Mr. Douglas J. McCarron submitting on behalf of the United Brotherhood of Carpenters Pension Fund (the "Fund") a shareholder proposal (the "Proposal") for inclusion in the proxy statement of Applied Materials, Inc. (the "Company") for its 2012 Annual Meeting of Stockholders (the "Annual Meeting"). The Letter states that:

> The Fund is the beneficial owner of 16,774 shares of the Company's common stock that have been held continuously for more than a year prior to this date of submission. The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders.

However, the Company has been unable to independently verify the Fund's ownership of the Company's common stock. As a result, the Company believes that the Proposal does not meet the requirements of Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended (the "Act"). Accordingly, the Company respectfully requests that you submit verification of the Fund's share holdings in the Company.

As described in Rule 14a-8(b)(2)(i) under the Act, you may demonstrate that the Fund is eligible to present proposals to be considered at the Annual Meeting by submitting to us a written statement from the record holder of the Fund's securities (usually a bank or broker) verifying that, at the time you submitted the proposal, the Fund continuously held the requisite amount of securities (*i.e.*, at least $2,000 in market value, or 1%, of the Company's common stock ) for at least one year prior to your submission of the Proposal. Please note that although the Letter indicated that the record holder of the shares beneficially owned by the Fund would provide the appropriate verification of the Fund's beneficial ownership by separate letter, no such letter has been received.

Pursuant to Rule 14a-8(f) under the Act, the Company hereby requests that you provide the written statement from the record owner of the shares the Fund beneficially owns regarding continuous ownership required by Rule 14a-8(b)(2)(i) under the Act as described above within 14 calendar days from the date of this letter. If within this time period you do not furnish to the Company such written statement, the Company believes that it will be entitled to omit the Proposal from its proxy statement for the Annual Meeting.

For your convenience, a copy of the full text of Rule 14a-8(b) under the Act is attached to this letter.

If you have any questions, please contact me at (408) 748-5420.

Sincerely,



Joseph J. Sweeney
Senior Vice President
General Counsel and Corporate Secretary

cc: Mr. Douglas J. McCarron, via facsimile at (202) 543-5724

*Rule 14a-8(b) Under the Securities Exchange Act of 1934, as amended*

* * *

**(b) Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

* * *

**To-Anh Nguyen**

**From:** Ed Durkin <EDurkin@carpenters.org>
**Sent:** Tuesday, October 04, 2011 8:16 AM
**To:** To-Anh Nguyen
**Subject:** RE: Shareholder Proposal

Ms. Nguyen:

I have received the Applied Materials Letter sent in response to the Carpenter Pension Fund's shareholder proposal submission. Thanks

Edward J. Durkin
Director, Corporate Affairs Department
United Brotherhood of Carpenters
(202) 546-6206 x 221
(fax) (202) 543-4871

---

**From:** To-Anh_Nguyen@amat.com [mailto:To-Anh_Nguyen@amat.com]
**Sent:** Monday, October 03, 2011 9:08 PM
**To:** Ed Durkin
**Cc:** Joseph_Sweeney@amat.com
**Subject:** Shareholder Proposal

Dear Mr. Durkin,

On behalf of Applied Materials, Inc. ("Applied"), please find attached a response to a letter, dated September 29, 2011, from Mr. Douglas J. McCarron submitting a shareholder proposal to Applied for its 2012 Annual Meeting (the "Letter").

Earlier today, we faxed the attached response to Mr. McCarron. However, after numerous attempts, we have not been able to fax it to you at 202-543-4871, which is the fax number provided in the Letter. Accordingly, we are sending the response to you by email.

Please acknowledge your receipt of this email and its attachment by replying to me.

Thank you,
To-Anh Nguyen

To-Anh Nguyen
Corporate Legal Affairs | Applied Materials
Office 408.563.7890 | Fax 408.986.2871

One West Monroe
Chicago, Illinois 60603-5301
Fax 312/267-8775


AMALGATRUST
A division of Amalgamated Bank of Chicago

**[SENT VIA FACSIMILE 408-563-4635]**

October 5, 2011

Joseph J. Sweeney
Corporate Secretary
Applied Materials, Inc.
3225 Oakmead Village Drive
Santa Clara, CA 95054

Re: Shareholder Proposal Record Letter

Dear Mr. Sweeney:

AmalgaTrust serves as corporate co-trustee and custodian for the United Brotherhood of Carpenters Pension Fund ("Fund") and is the record holder for 16,774 shares of Applied Materials, Inc. common stock held for the benefit of the Fund. The Fund has been a beneficial owner of at least 1% or $2,000 in market value of the Company's common stock continuously for at least one year prior to the date of submission of the shareholder proposal submitted by the Fund pursuant to Rule 14a-8 of the Securities and Exchange Commission rules and regulations. The Fund continues to hold the shares of Company stock.

If there are any questions concerning this matter, please do not hesitate to contact me directly at 312-822-3220.

Sincerely,



Lawrence M. Kaplan
Vice President

cc. Douglas J. McCarron, Fund Chairman
Edward J. Durkin

**Exhibit C**

**<u>Proposed Amendment to Bylaws</u>**

**AMENDMENT TO THE AMENDED AND RESTATED BYLAWS
OF APPLIED MATERIALS, INC.**

*Section 3.3 of the Bylaws of Applied Materials, Inc. is hereby amended and restated to read in its entirety as follows:*

3.3 **Election, Qualification and Term of Office of Directors**. Except as provided in Section 3.4 of these bylaws, directors shall be elected at each annual meeting of stockholders. Each director of the corporation shall be elected by the vote of the majority of the votes cast with respect to the director at any meeting of the stockholders held for the election of directors at which a quorum is present; *provided, however*, that at any meeting of the stockholders for which the secretary of the corporation determines that the number of nominees exceeds the number of directors to be elected as of the record date for such meeting, the directors shall be elected by the vote of a plurality of the shares present in person or represented by proxy at such meeting and entitled to vote on the election of directors. For purposes of this Section 3.3, a majority of the votes cast means that the number of shares voted "for" a director must exceed the number of votes cast "against" that director. Votes cast shall include votes "for" and "against" a nominee and exclude "abstentions" and "broker non-votes" with respect to that nominee's election. The Corporate Governance and Nominating Committee of the board of directors shall establish procedures, and may amend the same from time to time, under which any director who is not elected shall offer to tender his or her resignation to the board of directors. The Corporate Governance and Nominating Committee shall make a recommendation to the board of directors on whether to accept or reject the offer of resignation, or whether other action should be taken. The board of directors shall act on the Corporate Governance and Nominating Committee's recommendation and publicly disclose its decision and the rationale behind it within ninety (90) days from the date of the certification of the election results. In making their respective decisions, the Corporate Governance and Nominating Committee and the board of directors shall consider all factors they deem relevant. The director who tenders his or her offer of resignation shall not participate in the Corporate Governance and Nominating Committee's recommendation or the board of directors' decision. Directors need not be stockholders. Each director, including a director elected to fill a vacancy, shall hold office until his or her successor is elected and qualified or until his or her earlier resignation or removal. Elections of directors need not be by written ballot.